UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 10 7
(CUSIP Number)

STEVEN A. KLEIN
1450 Broadway
40th Floor
New York, New York 10018
Tel: 212-209-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

CUSIP No. 46267T 10 7

1.	Names of Reporting Person: STEVEN A. KLEIN
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF and OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	9,927,814 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	9,927,814 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,927,814 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions):	IN (Individual)

CUSIP No. 46267T 10 7

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Ireland Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 2360 West Horizon Ridge Pkwy, Suite 100, Henderson, NV 89052.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

STEVEN A. KLEIN (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 1450 Broadway, 40th Floor, New York, New York 10018.

C.	Present Principal Occupation and Employment:

The Reporting Person is currently the CEO for Apple Core Holdings. Apple Core’s offices are located at 1450 Broadway, 40th Floor, New York, New York 10018.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 3.                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities listed as beneficially owned by the Reporting Person are held both directly by the Reporting Person and indirectly as trustee for certain trusts for whom Mr. Klein acts as sole trustee. (See Item 5.) All securities directly held by Mr. Klein were acquired in private placement transactions with the Company using Mr. Klein’s own funds, in open market purchases using Mr. Klein’s own funds or through the grant of stock options as compensation for acting as a director of the Company. All securities indirectly held by Mr. Klein as trustee for the trusts were acquired in private placement transactions with the Company using the trusts’ own funds.

On March 24, 2014, the Reporting Person’s beneficial ownership exceeded 5% of the Company’s Shares as a result of participating in the Company’s private placement offering of special warrants (the “Special Warrants”). The Reporting Person directly acquired 250,000 Special Warrants (resulting in beneficial ownership over 500,000 Shares) at a price of $0.20 per Special Warrant using the Reporting Person’s own funds. The Reporting Person indirectly acquired 2,750,000 Special Warrants (resulting in beneficial ownership over 5,500,000 Shares) at $0.20 per Special Warrant as sole trustee for four trusts. Each trust acquired its Special Warrants using the trust’s own funds.

The Special Warrants may be converted during their term, at no additional cost to the holder, on a 1:1 basis into units (each a “Unit”) consisting of one share of common stock and one warrant exercisable for one additional share of common stock at $0.40, expiring March 29, 2019. Alternatively, if at any time during the term of the Special Warrants, the Company completes a subsequent sale of shares of its common stock, other securities convertible, exercisable or exchangeable for its common stock (“Common Stock Equivalents”), or any combination thereof, the holder may, within one month after the completion of that subsequent equity financing, and at no additional cost to the holder, convert the Special Warrants into that number of shares of common stock and Common Stock Equivalents that the holder would have been entitled to had the holder participated in that subsequent equity financing for a total subscription price equal to the total subscription price paid for the Special Warrants. If the holder has not otherwise exercised the conversion rights associated with the Special Warrants prior to expiration, then the Special Warrants will automatically be deemed to be converted into Units on a 1:1 basis immediately prior to the expiration of the Special Warrant term.

CUSIP No. 46267T 10 7

For purposes of determining the Reporting Person’s beneficial ownership, it was assumed that the Special Warrants would be converted into Units on a 1:1 basis.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person’s acquisition of beneficial ownership over the Company’s Shares was made for investment purposes.

As of the date hereof, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of April 4, 2014, the Reporting Person beneficially owns the following securities of the Issuer:

CUSIP No. 46267T 10 7

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	1,816,768 Shares Direct(2) 8,111,046 Shares Indirect(3)	6.4%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement.

(1)

Applicable percentage of ownership is based on 147,059,542 Shares outstanding as of April 4, 2014 plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)

Consists of the following directly held by the Reporting Person: (i) 576,384 shares directly held by the Reporting Person; (ii) 440,384 shares issuable upon the exercise of warrants directly held by the Reporting Person; (iii) 300,000 shares issuable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days; and (iv) 500,000 shares issuable upon the exercise of Special Warrants held directly by the Reporting Person and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided under Item 3 of this Schedule 13D.

(3)

Consists of the following indirectly held by the Reporting Person: (i) 1,653,354 shares over which the Reporting Person has investment and voting power as trustee for three trusts that are the direct owners of such shares; (ii) 957,692 shares issuable upon the exercise of warrants and over which the Reporting Person has investment and voting power as trustee for a trust that is the direct owner of such warrants; and (iii) 5,500,000 shares issuable upon the exercise of Special Warrants over which the Reporting Person has investment and voting power as trustee for four trusts that are the direct owners of such Special Warrants and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided under Item 3 of this Schedule 13D.

The Reporting Person also directly owns options to purchase an additional 225,000 shares of the Company's common stock under its 2007 Stock Incentive Plan that are not exercisable within the next 60 days. As such, the shares underlying these options have not been included in the number of shares beneficially owned by the Reporting Person.

The Reporting Person disclaims any pecuniary interest in the securities held by the trusts for whom he acts as trustee.

(b)	Power to Vote and Dispose of the Issuer Shares:

Sole Power

The Reporting Person has the sole power to vote or to direct the vote of the Shares held in his name and in trust and has the sole power to dispose of or to direct the disposition of the Shares held in his name and as trustee for the trusts that are the direct owners of such Shares.

Shared Power

None.

(c)	Transactions Effected During the Past 60 Days:

Except for the March 24, 2014 acquisitions of 6,000,000 Special Warrants described above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.                     MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2014
Date

/s/ Steven A. Klein
Signature

STEVEN A. KLEIN
Name/Title